Exhibit 12
RATIO OF EARNINGS TO FIXED CHARGES
The following table sets forth Clorox’s ratio of earnings to fixed charges for the periods indicated:

Years ended June 30
(In millions, except ratios)	2007	2006	2005	2004	2003

Earnings from continuing operations before taxes	$743	$653	$729	$752	$718

Additions:
Amortization of capitalized interest	2	2	2	2	2
Dividends from investees	8	9	10	10	7

Deductions:
Capitalized interest	—	—	—	(1)	(1)
Undistributed income of equity investees	(8)	(7)	(10)	(13)	(14)

Subtotal	745	657	731	750	712

Interest expense	113	127	79	30	28
Capitalized interest	—	—	—	1	1
Estimated portion of rental expense attributable to interest	4	4	4	5	4

Total fixed charges	117	131	83	36	33

Total earnings	$862	$788	$814	$786	$745

Ratio of earnings to fixed charges	7	6	10	22	23